Exhibit 99.1

Nano Dimension to Deliver Fabrica 2.0 System to a Leading Western Homeland
Security Agency, under a $1.5M Contract for Machine utilization

Fabrica 2.0 Micro Manufacturing Technology was formally confirmed as meeting the High Standards of this Government Agency

Sunrise, Florida, October 5th, 2021 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), (“Nano Dimension”) an industry leading Additively Manufacturing Electronics (AME) & Additively Manufactured (AM) 3D-Structures’ Formation systems provider, announced today that it has met the final milestone to complete the delivery of its Fabrica 2.0 System for micro precision additive manufacturing to a leading Western Homeland Security Agency.

Dr. Jon Donner, Head of Nano Dimension’s Fabrica Group, stated, “This is a highly important sign that, as planned, our Fabrica 2.0 System is moving into the commercial stage as the leading technology solution to replace traditional production processes. The customer was the first of our three Beta sites and has been working with us over the last year on mutual commercial projects.”

Using Nano Dimension’s Fabrica 2.0 technology, customers can benefit from the inherent advantages that additive manufacturing offers: increasing complexity with no increase in cost, eliminating expensive tooling, reducing part counts and the need for assembly, reducing time-to-market, easing revision of part design, providing opportunities for mass customization, and reducing waste and energy costs.

Yoav Stern, Chairman and Chief Executive Officer of Nano Dimension, added, “We are excited that this important milestone with such an important and strategic customer can be shared, so others can appreciate the value of these machines. The Fabrica 2.0 System empowers users to perform high-mix/low-volume production runs where the cost of traditional tooling would render projects non-viable. A main area of interest is the production of direct rapid soft tooling (DRST) printed on the Fabrica 2.0 System, which facilitates prototyping and low volume production without the usual lead times and costs associated with traditional plastic processing technologies, while also enabling new geometrical complexities. Prior to the launch of the Fabrica 2.0 System, DRST had been regarded as sub-optimal when viewed through the prism of surface finish, precision, accuracy, and repeatability, while the number of materials that could be processed has also been a limiting factor. Fabrica 2.0 micro additively manufactured process addresses these challenges to reach micron-level resolution, produce high surface finish, and reduce the time-consuming and costly need to cut steel.”

Mr. Stern concluded, “Nano Dimension has succeeded in injecting widespread industrial thermoplastic materials such as Polypropylene (PP), Polyethylene (PE) and Acrylonitrile butadiene styrene (ABS) into a 3D-printed mold that was manufactured by Fabrica 2.0 systems, with a new proprietary material that Nano Dimension has developed.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors into an environmentally friendly & economically efficient additive manufacturing Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices - on demand, anytime, anywhere.

Nano Dimension plans to execute on this vision by building an ecofriendly and intelligent distributed network of additively manufacturing self-learning & self-improving systems, which are designed to deliver a superior ROI to their owners as well as to Nano Dimension shareholders and stakeholders.

The DragonFly LDM® 3D printing systems serve cross-industry High Performance Electronic Devices (Hi-PEDs®) fabrication needs, by depositing proprietary conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. These products enable iterative development, IP safety, fast time-to-market, and device performance gains. With DragonFly LDM®, a revolution happens at the click of a button, allowing customers to go from CAD to a functional device in a matter of hours instead of weeks; creating products with better performance; reducing the size and weight of electronic parts and devices; enabling innovation; and, critically important, protecting IP, all the while limiting environmental pollution and chemical waste.

Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass-manufacturing solution. It is used in the areas of micron level resolution of medical devices, micro-optics, semi-conductors, micro-electronics, micro-electro-mechanical systems (MEMS), micro fluidics and life sciences instruments.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses that the Fabrica 2.0 system is moving into the commercial stage as the leading technology solution to replace traditional production processes and the benefits of the Fabrica 2.0 System. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)